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                            December 20, 2021

       Philip Strawbridge
       Chief Financial Officer
       Centrus Energy Corp.
       6901 Rockledge Drive, Suite 800
       Bethesda, MD 20817

                                                        Re: Centrus Energy
Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed March 22,
2021
                                                            Form 10-Q for the
Nine Months ended September 30, 2021
                                                            Filed November 12,
2021
                                                            File No. 001-14287

       Dear Mr. Strawbridge:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 52

   1. We note the presentation of non-GAAP financial measures on page 56 of your filing.
                                                        Revise to disclose the
reasons why the presentation of Adjusted Net Income (Loss)
                                                        and Adjusted Net Income
(Loss) per Share provide useful information to investors. In addition, provide a
reconciliation of Adjusted Net Income (Loss) per Share to Net Income
                                                        (Loss) per Share as the
most directly comparable measure calculated and presented in accordance with GAAP.
Refer to Items 10(e)(1)(i)(B) and (C) of Regulation S-K.
 Philip Strawbridge
Centrus Energy Corp.
December 20, 2021
Page 2
Financial Statements
Consolidated Statements of Operations and Comprehensive Income, page 76

2. We note that during the year ended December 31, 2020, you collected certain amounts as a recovery on claims filed in October 2018 which were recorded as revenue. Please tell us why the presentation of this amount in revenue is appropriate pursuant to to Rule 5-
         03(b)(1) of Regulation S-X and FASB ASC 606.
Form 10-Q for the Nine Months ended September 30, 2021

Financial Statements
Condensed Consolidated Statements of Operations and Comprehensive Income, page
5

3. Tell us why you present the settlement of $43.5 million for a claim related to pension and post-retirement benefits in revenue. Refer to Rule 5-03(b)(1) of Regulation S-X and
         FASB ASC 606.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311 with any questions.



FirstName LastNamePhilip Strawbridge                          Sincerely,
Comapany NameCentrus Energy Corp.
                                                              Division of
Corporation Finance
December 20, 2021 Page 2                                      Office of Energy
& Transportation
FirstName LastName